Exhibit 1

Advanced Semiconductor Engineering, Inc.
Articles of Incorporation
(Translation)

Chapter One: General Principles

Article 1. The Company is called日月光半導體製造股份有限公司, and is registered as a company limited by shares according to the Company Act. The English name of the Company is Advanced Semiconductor Engineering, Inc.

Article 2. The Company is engaged in the following businesses:

(1)	The manufacture, assembly, processing, test and export of various types of integrated circuitry;

(2)	The research, development, design and manufacture, assembly, processing, test and export of various computers, electronics, communications, information products and their peripheral products;

(3)	General import and export trading business (excluding the approved businesses requiring special permits);

(4)	CC01080 Electronic parts and components manufacture business;

(5)	CC01990 Other mechanical, electronic and mechanical devices manufacture businesses (integrated circuit lead frame, ball grid array substrate and flip chip substrate);

(6)	F119010 Electronic material wholesale business;

(7)	F219010 Electronic material retail business;

(8)	I199990 Other consulting service businesses (technical and counseling service for integrated circuit lead frame, ball grid array substrate and flip chip substrate);

(9)	JE01010 Leasing business; and

(10)	ZZ99999 All other businesses not prohibited or restricted by laws and regulations except businesses requiring special permits.

Article 3. The investment made by the Company in other companies as limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the Company Act.

Article 4. The Company may provide guaranty.

Article 5. The Company's headquarter is located in the Nantze Export Processing Zone, Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branch offices as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6. The Company's total capital is NT$100 billion divided into 10 billion shares with a par value of NT$10 per share. Stock options worth of NT$8 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

Article 7. The share certificates shall be in registered form and have the signatures or seals of at least three directors of the Company and shall be legally authenticated before issuance. In accordance with the provisions set forth in Article 162.2 of the Company Act, the Company may choose to not provide share certificates in print form.

Article 8. No registration of share transfer shall be made within sixty days before each ordinary shareholders' meeting, or within thirty days before each extraordinary shareholders' meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9. The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: Shareholders' Meeting

Article 10. Shareholders' meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened by the Board of Directors once annually within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

Article 11. Shareholders' meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12. Unless otherwise required by the Company Act, shareholders' resolutions shall be adopted by at least a majority of the votes of shareholders present at a shareholders' meeting who hold a majority of all issued and outstanding shares of the Company.

Article 13. Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the Company Act.

Article 14. Any shareholder, who for any reason is unable to attend shareholders' meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the shareholders' meeting.

Article 15. The shareholders' meeting shall be convened by the Board of Directors unless otherwise stipulated in the Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the Company Act should apply. If the shareholders' meeting is called by a person entitled to do so other than the Chairman, that person shall act as the Chairman. If two or more persons are entitled to call the shareholders' meeting, those persons shall elect one to act as the Chairman.

Chapter Four: Directors

Article 16. The Company shall have 11 to 15 directors, of which there shall be three independent directors and eight to 12 non-independent directors. Each director shall hold office for a term of three years, and may continue to serve if re-elected. Election of directors should be handled according to Article 198 of the Company Act and applicable laws and regulations. When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent directors or non-independent directors. The supervisors shall be replaced by an audit committee that the Company would establish in accordance with Article 14-4 of the Securities and Exchange Act. The Audit Committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The Audit Committee shall consist of all independent directors and its powers and related matters shall be devised by the Board of Directors in accordance with the applicable laws.

Article 16.1. The election of the Company's directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company's issued shares and the Board of Directors may submit a list of candidates for directors. After the Board of Directors examines the qualifications of the candidate(s) for serving as a director, the name(s) is/are sent to the shareholders' meeting for election. If the shareholders' meeting is convened by another person with the authority to convene the meeting, after such person examines the qualifications of the candidate(s) for serving as a director, the names are sent to the shareholders' meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for directors will be handled according to the Company Act, the Securities and Exchange Act, and other relevant laws and regulations.

Article 16.2. The remuneration of the Company's independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company's independent directors who are also the members of the Company's Compensation Committee is set at NT$360 thousand per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17. The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1)	Preparing business plans;

(2)	Preparing surplus distribution or loss make-up proposals;

(3)	Preparing proposals to increase or decrease capital;

(4)	Reviewing material internal rules and contracts;

(5)	Hiring and discharging the general manager;

(6)	Establishing and dissolving branch offices;

(7)	Reviewing budgets and audited financial statements; and

(8)	Other duties and powers granted by or in accordance with the Company Act or shareholders' resolutions.

Article 18. The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by the majority of the directors at a board meeting at which over two-thirds of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the Company Act.

Article 19. Board of Directors meetings shall be convened by the Chairman, unless otherwise stipulated by the Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via teleconference.

Article 19.1. Directors shall be notified of board meetings in writing via email or facsimile seven days prior to the meeting. However, in case of any emergency, a board meeting may be convened at any time.

Article 20. A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise the voting right, but a director can accept only one proxy.

Chapter Five: Managers

Article 21. The Company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of the Company Act.

Chapter Six: Accounting

Article 22. The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the Company Act and submit them to the ordinary shareholders' meeting for recognition.

Article 23. If there is surplus profit, the Company shall set aside 5.25% to 8.25% (both inclusive) as compensation to employees and no more than 0.75% (inclusive) as remuneration to the directors. However, if the Company has accumulated losses, the Company shall set aside a part of the surplus profit first for making up the losses.

In respect of the employees' compensation set aside in accordance with the preceding paragraph, 5.25% of which is to be distributed to all employees in accordance with the employee compensation distribution rules, while any portion exceeding 5.25% of which is to be distributed by the Board of Directors to individual employees who have been recognized as having made special contributions in accordance with the rules established by the Board of Directors.

The employees' compensation may be distributed in the form of shares or in the form of cash and shall be resolved by the majority of the directors at a board meeting at which over two-thirds of the directors are present and reported to the shareholders' meeting.

"Employees" referred to in the preceding three paragraphs include employees of subsidiaries who meet certain qualifications to be determined by the Board of Directors.

Article 23.1. The annual net income ("Income") shall not be distributed before:

(1)	Making up for losses, if any;

(2)	10% being set aside as legal reserve;

(3) A special reserve being set aside or for reversal pursuant to the laws or regulation of governmental authority; and

(4)	The additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value.

If any Income remains, a proposal for distribution of the remainder together with a part or all of accumulated undistributed profits in the previous years shall be prepared by the Board of Directors and then submitted to the shareholders' meeting for resolution.

Article 24. The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder's demand for the cash, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be no less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the board and resolved by the shareholders' meeting.

Chapter Seven: Appendix

Article 25. The constitutive rules and the operation rules of the Company shall be stipulated otherwise.

Article 26. Any matter not covered by these Articles of Incorporation shall be subject to the Company Act.

Article 27. These Articles of Incorporation were enacted on March 31, 1984 as approved by all the promoters.

The first amendment was made on May 3, 1984.

The second amendment was made on June 11, 1984.

The third amendment was made on June 25, 1984.

The fourth amendment was made on May 28, 1986.

The fifth amendment was made on July 10, 1986.

The sixth amendment was made on August 15, 1987.

The seventh amendment was made on May 28, 1988.

The eighth amendment was made on July 18, 1988.

The ninth amendment was made on September 1, 1988.

The tenth amendment was made on October 30, 1988.

The eleventh amendment was made on November 24, 1988.

The twelfth amendment was made on December 5, 1988.

The thirteenth amendment was made on February 21, 1989.

The fourteenth amendment was made on December 11, 1989.

The fifteenth amendment was made on March 31, 1990.

The sixteenth amendment was made on March 30, 1991.

The seventeenth amendment was made on April 11, 1992.

The eighteenth amendment was made on April 28, 1993.

The nineteenth amendment was made on March 21, 1994.

The twentieth amendment was made on March 21, 1995.

The twenty-first amendment was made on April 8, 1996.

The twenty-second amendment was made on April 12, 1997.

The twenty-third amendment was made on March 21, 1998.

The twenty-fourth amendment was made on June 9, 1999.

The twenty-fifth amendment was made on 11 July 2000.

The twenty-sixth amendment was made on June 1, 2001.

The twenty-seventh amendment was made on June 21, 2002.

The twenty-eighth amendment was made on June 21, 2002.

The twenty-ninth amendment was made on June 19, 2003.

The thirtieth amendment was made on June 19, 2003.

The thirty-first amendment was made on June 15, 2004.

The thirty-second amendment was made on June 30, 2005.

The thirty-third amendment was made on June 21, 2006.

The thirty-fourth amendment was made on June 28, 2007.

The thirty-fifth amendment was made on June 19, 2008.

The thirty-sixth amendment was made on June 25, 2009.

The thirty-seventh amendment was made on June 14, 2010.

The thirty- eighth amendment was made on June 28, 2011.

The thirty- ninth amendment was made on June 21, 2012.

The fortieth amendment was made on June 26, 2013.

The forty-first amendment was made on June 26, 2014.

The forty-second amendment was made on June 23, 2015.

The forty-third amendment was made on June 28, 2016.